September 25, 2024

Yin Yan
Chief Executive Officer
Bio Essence Corp
12 Chrysler, Unit B
Irvine, CA 92618

       Re: Bio Essence Corp
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q/A for Quarterly Period Ended June 30, 2024
           File No. 000-56263
Dear Yin Yan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q/A for the Quarterly Period Ended June 30, 2024
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Restatement of Consolidated Financial Statements, page 5

1.     We note that on August 19, 2024 you concluded that the company   s
previously issued
       financial statements for the quarter ending March 31, 2024 would need to be restated and could no longer be relied upon. Additionally, we note your disclosure that you restated the impacted financial statements for the periods, and presented the effects of the restatement adjustments to the statement. However, we do not see where you presented the effects of the restatement in your financial statements in accordance with ASC 250. Please amend your filing to provide the disclosures required by ASC 250-50. In addition, please file an
       Item 4.02 Form 8-K for non-reliance on your previously issued financial statements.
 September 25, 2024
Page 2

2. As a related matter, please explain how you considered the restatement in the evaluation of your disclosure controls and procedures and internal control over financial reporting as of March 31, 2024 and June 30, 2024.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Eric Atallah at 202-551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences